EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

TSX Trading symbol: LVN
US OTC: LVNVF
May 15, 2014	Berlin & Frankfurt: LO9

Levon Resources Begins Trading on OTCQX®

Levon Resources Ltd. ("Levon" or "the Company") (TSX Symbol: LVN; OTCQX: LVNVF) is pleased to announce that its common shares will commence trading on the OTCQX marketplace in the U.S., effective May 15, 2014 under the ticker LVNVF.   Trading on OTCQX is designed to provide current and future U.S. based shareholders with greater access to and ease of trading in the Company's shares.  U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for Levon Resources Ltd. on www.otcmarkets.com.

U.S. based broker-dealer and investment banking firm Euro Pacific Capital Inc. ("Euro Pacific") serves as Levon's Principal American Liaison ("PAL") on OTCQX, and is responsible for providing professional guidance on OTCQX requirements.

"Our listing on the OTCQX is a natural step in the growth of Levon," commented Ron Tremblay, President and CEO of Levon Resources Ltd. "Levon is at an exciting stage in its development and rapid growth phase, and with the assistance of Euro Pacific Capital we look forward to elevating the awareness of the Company to a broader U.S. shareholder base.  With this new access, we are excited to start increasing our market visibility and sharing our vision with a larger audience of investors.  We believe that Euro Pacific will broaden the Company's access to both current and prospective U.S. shareholders.  This should increase our exposure to U.S. investors with more efficient access and liquidity to our stock in the United States.  We also believe that all shareholders will benefit from Euro Pacific's access to a larger number of retail and institutional investors."

Financial disclosure and other information about the Company are also available at www.levon.com.

About Levon Resources Ltd.

Levon is a well-funded gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

Levon's most recent mineral resource estimate is contained in a technical report prepared by IMC titled “Cordero Project June 2012 Mineral Resource Update, Chihuahua, Mexico” dated July 31, 2012, as amended and restated May 10, 2013, which is filed under the Company’s profile at www.sedar.com.

For further information, contact the Company IR Direct at 604-682-2991, or main office number 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"
_____________________________
Ron Tremblay
President and Chief Executive Officer

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.